SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

September 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeff Long

Re:	BlackRock Variable Series Funds, Inc.

Registration Statement on Form N-14

(File No.  333-273767)

Dear Mr. Long:

On behalf of BlackRock Variable Series Funds, Inc. (the “Registrant”), this letter responds to the telephonic comments provided on August 28, 2023 by Mr. Jeff Long of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Registrant’s Registration Statement on Form N-14 filed with the Commission on August 7, 2023 (the “Registration Statement”) relating to the proposed acquisition by the BlackRock Large Cap Focus Growth V.I. Fund (the “Acquiring Fund”), a series of the Registrant, of substantially all of the assets and certain stated liabilities of BlackRock Capital Appreciation V.I. Fund (the “Target Fund”), another series of the Registrant, in exchange for shares of the Acquiring Fund (the “Reorganization”). The Target Fund and the Acquiring Fund may be referred to herein as a “Fund.”

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

Questions & Answers

Comment 1:  In response to the question “Will the Reorganization create a taxable event for me?”, please consider providing the estimated amounts of any capital gain and brokerage costs that would result from a sale of portfolio holdings anticipated to be disposed of in connection with the Reorganization.

Response:    In response to the Staff’s comment, the disclosure has been updated to provide the requested information.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

September 22, 2023

General

Comment 2:  Please include a hyperlink to the semi-annual report to shareholders of the Target Fund and the Acquiring Fund for the six-month period ended June 30, 2023 incorporated by reference into the Registration Statement and update the financial highlights tables with the semi-annual information for the Acquiring Fund for the six-month period ended June 30, 2023.

Response:    The hyperlink to the semi-annual report to shareholders of the Target Fund and the Acquiring Fund for the six-month period ended June 30, 2023 incorporated by reference into the Registration Statement has been included. The financial highlights tables has also been updated with the semi-annual information for the Acquiring Fund for the six-month period ended June 30, 2023.

Comment 3:  Please confirm that the Acquiring Fund will file a consent of its independent registered public accounting firm as an exhibit to the Registration Statement prior to going effective.

Response:    The Acquiring Fund confirms that it will file a consent of its independent registered public accounting firm as an exhibit to the Registration Statement prior to going effective.

Other Information – Capitalization

Comment 4:  Please review the information provided in the capitalization tables along with footnote 1 to the capitalization tables and update the capitalization information as needed.

Response:    The capitalization information has been reviewed and updated as requested.

* * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean

Jesse C. Kean

cc:	Janey Ahn

Ben Niehaus

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